February 21, 2023

VIA EDGAR

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: Mr. Donald Field

RE:	EQONEX Limited (Interim Judicial Managers Appointed)
Request to Withdraw Registration Statement on Form F-1 (File No. 333-258808)

Dear Mr. Field:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), EQONEX Limited (the “Company”) hereby requests that the above-referenced registration statement on Form F-1 initially filed with the Commission on August 13, 2021, including all exhibits filed therewith and all amendments thereto (the “F-1 Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the F-1 Registration Statement. The F-1 Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the F-1 Registration Statement. The Company is withdrawing the F-1 Registration Statement on the grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the F-1 Registration Statement be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may, upon consideration of its financing needs and options, undertake one or more subsequent private offerings in reliance on Rule 155(c) under the Securities Act.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

EQONEX Limited (Interim Judicial Managers Appointed)

By:	/s/ Luke Anthony Furler
Name:	Luke Anthony Furler
Title:	Joint and Several Interim Judicial Manager